Exhibit 99.1
Logistic Properties of the Americas Announces Full-Year 2024 Earnings Results

Company Maintains Growth Momentum with 2024 Revenue Increasing 11.2%

SAN JOSÉ, Costa Rica, April 2, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or “the Company”), announced today its audited consolidated financial results for the year ended December 31, 2024 ("FY24"). The financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional platforms operating across the region.
FY24 Financial and Operating Highlights
•Revenue increased 11.2% to $43.8 million in 2024, primarily due to $3.6 million in additional rental income from three buildings that were stabilized in 2024 and to a $1.9 million increase in revenue related to higher rental rates associated with lease rollovers and contractual rent increases. These YoY revenue increases were partially offset by the November 2023 tactical divestment of a building in Colombia that had contributed $0.9 million in rental revenues for full year 2023 and by a $0.8 million revenue decline related to frictional vacancies at previously occupied properties while preparations for new tenants and new leases were being implemented.
•2024 Net Operating Income (NOI) increased 7.1% to $36.6 million, while Same-Property Cash NOI increased 5.0% to $33.9 million, primarily due to rent growth and the expiration of rent abatements.
•On December 31, 2024, the occupancy rate of LPA’s operating portfolio was 98.3%, as compared to 100% at year-end 2023. Notable new lease agreements during the year were signed with Porsche and DSV for a combined GLA of 125,282 square feet in Colombia, and with Scharff International Courier & Cargo and Signia Soluciones Logisticas for a combined GLA of 92,537 square feet in Peru.
•General and Administrative expenses increased 83.6% to $15.6 million in 2024, primarily reflecting increased compliance and reporting obligations since LPA became a public company in the first quarter of the year, as well as the implementation of a Restricted Stock Unit compensation plan for officers and directors and increased headcount costs.
•During the fourth quarter, LPA repurchased $0.9 million of its ordinary shares under a share repurchase program that allows the Company to buy back up to $10.0 million of its outstanding Ordinary Shares from November 29, 2024 to November 20, 2025.
Subsequent Events
•On March 3, 2025, LPA announced that it had achieved 100% occupancy at its operating portfolio with a new lease for 71,580 square feet of GLA at Parque Logistico Lima Sur in Peru that was signed with a major global third-party logistics provider that expanded its footprint within the Company’s properties to become LPA’s largest customer.
•On March 6, 2025, LPA entered into a loan agreement with BBVA Peru for a total of $25.0 million. The Company plans to utilize the funds to finance the construction of warehouses strategically located in Lima, Peru.
•During the first quarter of 2025, the Company repurchased an additional $0.8 million of its ordinary shares under the above mentioned share repurchase program, bringing the total amount of repurchased shares to $2.1 million.

CEO Commentary

Our Company made substantial achievements last year and has maintained strong momentum going into 2025. It has been just over one year since we became a public company through LPA’s listing on the New York Stock Exchange. The listing was a major milestone that has strengthened our corporate brand and improved access to equity capital, enabling our vertically integrated logistics property platform’s continued regional expansion to capture more of the growing demand for institutional quality facilities across the underpenetrated markets we serve.

During 2024 we continued taking a patient and disciplined approach to leasing, to fully capitalize on highly favorable mark-to-market lease renewals and to wait for the right new tenants, always seeking to maximize the opportunities presented by acute supply and demand imbalances in our foundational markets: Costa Rica, Colombia and Peru. That approach helped drive an 11.2% increase in revenue and a 7.1% increase in net operating income for the year. Further, our premium, strategically located properties continue attracting high-quality tenants, such as Porsche, DSV, and one of the world's leading food and beverage companies. In March 2025, we achieved 100% occupancy in LPA’s operating portfolio, with total Leased GLA that expanded 6.2% to 5.6 million square feet as of the end of 2024. Additionally, virtually all of our development portfolio had been pre-leased at year-end, which significantly mitigates our development risk and speaks to the fast-growing, consumer-led economies to which we cater.

Although there is considerable uncertainty surrounding Mexico’s nearshoring sectors today, we still see select opportunities in logistics, given the strength of domestic demand in the country. Therefore, investing in Mexico will remain integral to our long-term value-creation strategy, although we intend be more discerning in our approach in the current environment. Fundamentally, we see this market as a path to serving not only our global but also leading U.S. customers that operate in this market in a cost-effective manner. As always, we will maintain a disciplined approach to investing, working closely with current and prospective local partners, among them Falcon. Moreover, many opportunities to expand LPA’s platform remain in our foundational markets – whose economies are not as dependent on exports, making them less exposed to the threat of trade tariff increases and where local consumption continues to grow. As with all investments, we are guided by a strong and independent board, which welcomed two new independent directors last year. They have brought additional international and regional experience as well as complementary skillsets and insights to our board.

Another way we are deploying capital to increase shareholder value is LPA’s share repurchase program, under which we bought back $1.3 million worth of our ordinary shares during the fourth quarter of 2024, and another $0.8 million in the first quarter of this year. These buybacks demonstrate our confidence in LPA’s unique value proposition with its largely USD contracted revenue, global and diversified customer base, and differentiated geographic scope of operations—one of our key competitive advantages.

Looking ahead, we are confident in our ability to create additional value and momentum within our unique, internally managed, multinational platform of Class A logistics properties. We are still in the early innings of growth. With a diverse set of pipeline opportunities, we are well-positioned to scale into a larger, stronger and more profitable company. Backed by our executive team's deep industry and regional expertise, we have built a solid operational and development foundation as well as a widely recognized brand in the region—other key advantages that will enable us to continue expanding to drive long-term shareholder value.

Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of and for the years ended December 31,
	2024	2023	2022
Number of operating real estate properties	30	28	24
Operating GLA (sq. ft)	5,121,625	4,619,616	4,037,886
Leased GLA (sq. ft)	5,637,044	5,308,454	4,820,273
Number of tenants	57	53	51
Average rent per square foot	$7.79	$7.80	$6.88
Weighted average remaining lease term	5.1 years	5.3 years	6.2 years
Stabilized occupancy rate (% of GLA)	98.3%	100.0%	99.6%

Financial Performance
Revenues
(Amounts expressed in thousand dollars unless otherwise noted)

	For the years ended December 31,
	2024	2023	% Chg.
Revenue
Colombia	8,702	8,038	8.3%
Peru	10,926	9,260	18.0%
Costa Rica	23,953	22,029	8.7%
Unallocated revenue	281	109	158.9%
Total revenues	43,862	39,436	11.2%
Investment Property Operating Expenses
(Amounts expressed in thousand dollars unless otherwise noted)

	For the years ended December 31
	2024	2023	% Chg.
Investment property operating expense
Colombia	(1,114)	(989)	12.6%
Peru	(2,664)	(1,476)	80.5%
Costa Rica	(3,197)	(2,678)	19.4%
Total investment property operating expense	(6,975)	(5,143)	35.6%
Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
4Q24 and FY24 Earnings Conference Call

When: April 3, 2025, 9:00 a.m. Eastern Time 8:00 a.m. Central Time

Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, Ms. Annette Fernandez, Chief Operating Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: (800) 715-9871 (USA Toll-free), +1 (646) 307-1963 (USA/International)

Passcode: 6436556

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/186963402. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: https://events.q4inc.com/attendee/186963402

A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of December 31, 2024, LPA’s operating and development portfolio was comprised of 32 logistics facilities in Costa Rica, Peru and Colombia totaling almost 515,000 square meters (or approximately 5.5 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com.
Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contacts
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com